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April 24, 2008

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MYR Group Inc.
Amendment No. 2 to Form S-1 registration statement
Initially Filed on January 25, 2008
File No. 333-148864

Dear Ms. Long:

This letter is submitted on behalf of MYR Group Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on March 27, 2008 (File No. 333-148864), as set forth in your letter to Mr. Gerald B. Engen, Jr., dated April 16, 2008.

We have filed via EDGAR Amendment No. 2 to the registration statement.  For your convenience, we are also forwarding five courtesy copies of Amendment No. 2 to the registration statement, which are marked to show changes from Amendment No. 1 to the registration statement previously filed.  The changes to the registration statement reflect responses to the Staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment.  Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 2 to the registration statement.

General

1.                                      To the extent available, please provide a recent developments section that summarizes and addresses your financial condition and results of operations for the recently completed interim period.

Response:             The Company has not yet completed preparing its unaudited financial statements for the most recently completed interim period.  However, on page 5 of Amendment No. 2 to the registration statement the Company has included a form of presentation of summary information regarding the Company’s first quarter results.  The Company intends to complete this presentation in a subsequent amendment to the registration statement.

Prospectus Cover Page

2.                                      Because there is currently no established trading market for your common stock, please revise your cover page to provide that selling stockholders will sell their shares either at a fixed price or within a bona fide price range until your common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market and thereafter at prevailing market prices or at privately negotiated prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition, please delete the sentence on the prospectus cover page concerning the last reported trade of your common stock on The PORTAL Market.

Response:             Prior to the effectiveness of the registration statement, the Company expects a market-maker to file an application on the Company’s behalf for the common stock to be eligible for trading on the over-the-counter market and quotation on the Bulletin Board operated by the Financial Industry Regulatory Authority such that following the effectiveness of the registration statement, the Company’s common stock will be traded in the over-the-counter market until the Company is able to meet the listing requirements of the Nasdaq Global Market or

Nasdaq Capital Market.  If the common stock is quoted on the Bulletin Board or a national market or exchange, then the sales price to the public will vary according to the selling decisions of each selling stockholder and may be based on prevailing market prices or privately negotiated prices. The Company has revised the prospectus cover page to indicate this information regarding the trading of the Company’s common stock and to eliminate the reference to the last reported trade on the PORTAL market.

Summary Historical Consolidated Financial Information, page 7

3.                                      We note your response to comment 3 in our letter dated February 22, 2008. As previously requested, please revise your presentation of EBITDA to specifically address the limitations of eliminating recurring expenses from a non-GAAP performance measure and explain how management compensates for those limitations as required by our response to question 8 in the related FAQ. In addition, based on your disclosure that EBITDA is a key component of certain material covenants contained in your credit agreement, please revise your discussion of liquidity in MD&A to disclose the required ratio and your actual ratio as of the latest balance sheet date.

Response:             The Company has revised its discussion of EBITDA in footnote 4 to “Summary Historical Consolidated and Unaudited Pro forma Financial and Operating Information” on page 8 of Amendment No. 2 to the registration statement, as well as in footnote 4 to “Selected Consolidated Financial and Operating Data on page 34 of Amendment No. 2 to the registration statement in order to clarify (a) the limitations of eliminating recurring expenses and (b) how management compensates for those limitations. In addition, in response to the Staff’s comment, the Company has amended its discussion of liquidity in “MD&A” on page 51 of Amendment No. 2 to the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.                                      We have reviewed your response to comment 8 in our letter dated February 22, 2008. Please revise your current disclosures to clarify and quantify the impact of the change in basis of accounting on your statements of operations and to provide a discussion regarding how the impact should be considered when evaluating comparative results.

Response:             The Company has revised footnote 2 on page 37 of Amendment No. 2 to the registration statement in response to the Staff’s comment above to separately quantify, for all periods presented, the impact of push down accounting on contract costs, gross profit, selling and general administrative expenses, amortization of intangible assets and income tax expense. The Company believes that this disclosure will provide investors with the appropriate level of information to assess the impact of the business combination on historical trends and earnings.

Plan of Distribution, page 116

5.                                      We note your response to comment 25 in our letter dated February 22, 2008. As you are registering the re-sale of common stock for which there is no established trading market, please provide a description of the various factors considered in determining the fixed price or bona fide range to be used for your common stock until your common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market. In this regard, you may wish to address the trading activity of your common stock on The PORTAL Market, as well as the pricing used for the December 2007 private placement. Please see Item 505(a) of Regulation S-K.

Response:             Prior to the effectiveness of the registration statement, the Company expects a market-maker to file an application on the Company’s behalf for the common stock to be eligible for trading on the over-the-counter market and quotation on the Bulletin Board operated by the Financial Industry Regulatory Authority such that following the effectiveness of the registration statement, the Company’s common stock will be traded in the over-the-counter market until the Company is able to meet the listing requirements of the Nasdaq Global Market or Nasdaq Capital Market.  If the common stock is quoted on the Bulletin Board or a national market or exchange, then the sales price to the public will vary according to the selling decisions of each selling stockholder and may be based on prevailing market prices or privately negotiated prices. The Company has revised page 116 of Amendment No. 2 to the registration statement to provide this information, as well as to provide information about the basis for the price of the common stock in its 2007

Private Placement as well as the pricing of recent trades of the Company’s common stock by selling stockholders via the PORTAL market.

Compensation Discussion and Analysis, page 82

Management Incentive Plan, page 84

6.                                      We note your response to comment 15 in our letter dated February 22, 2008, as well as your revised disclosures on pages 84 and 85. We continue to believe, however, that you should disclose the specific numerical target or targets for your financial performance and safety goals, as well as your actual performance with respect to meeting those targets, and are concerned with your analysis regarding the need to treat such information confidentially. Please note that the standard for confidential treatment that the staff applies, which is articulated in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), is that the information be “likely to cause substantial harm to the competitive position of the parties from whom [the information] had been obtained.” (Emphasis added). Your argument does not clearly explain how any possible competitive harm would be likely or substantial. Accordingly, please either disclose the requested information or persuasively demonstrate to us why the disclosure of such information would likely cause you substantial competitive harm.

Response:             Pursuant to Question 3.04 of Compliance and Disclosure Interpretations to Item 402, rather than provide specific performance target levels, factors and criteria for the fiscal 2007 bonuses for Named Executive Officers, the Company has disclosed on pages 84 and 85 of Amendment No. 2 to the Registration Statement its assessment of how difficult it will be for an executive to achieve the undisclosed target levels.

Question 3.04 of Compliance and Disclosure Interpretations to Item 402 provides that a company may withhold performance target levels or other factors or criteria if that information meets the confidential treatment standard.  Further, Question 3.04 provides, in pertinent part, that no confidential treatment request is required to be submitted in connection with the omission of a performance target level or other factors or criteria but that the Company must make its determination based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm.  It provides that these standards have largely been addressed in relevant case law, as described below.

The performance targets applicable to the Company’s annual bonuses, which, as required by Question 3.04, have not previously been disclosed publicly, involve financial information regarding budgeted levels of revenue, net income performance against business plan, year-end adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), economic profit and retained earnings, and safety information regarding total case rate, lost time cases.  Based on a review of the public disclosure, filed by the companies in the Company’s peer group (identified on page 84 of Amendment No. 2 to the registration statement) the Company has learned that a substantial proportion of its peer group companies do not disclose the performance targets on which payments under their respective incentive compensation plans are based.  Accordingly, the Company would be placed at a substantial competitive disadvantage if, unlike its competitors, it were forced to disclose this financial and safety data.

As more fully explained below, the Company believes this information satisfies the test of confidentiality set forth in National Parks and Conservation Ass’n v. Morton¸498 F.2d at 765 (D.C. Cir. 1974) and subsequent case law in that (i) it is commercial or financial, (ii) it is obtained from a person, and (iii) it is confidential.

The Company believes its performance targets satisfy the confidential treatment standard because they relate to commercial and financial information. Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) protects from disclosure commercial or financial information obtained from a person that is privileged or confidential.  See 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4).  Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

Although the statute does not define the word “confidential,” Exemption 4 has been construed by several courts which have provided guidance regarding the meaning of “confidential.”  The principal case is Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 113 S. Ct. 1579 (1993), where, for situations involving required disclosure, the court in an en banc decision re-affirmed the long-standing two-part Exemption 4 confidentiality test as first articulated in National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).  The test defines as confidential “any financial or commercial information whose disclosure would be likely to either ‘(1) impair the

Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.’”  Critical Mass Energy Project, 975 F.2d at 878 (quoting National Parks and Conservation Ass’n v. Morton, 498 F. 2d at 770).  The court in Gulf and Western Indus., Inc. v. United States stated that:

“In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” 615 F.2d 527, 530 (D.C. Cir. 1979), citing, National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

The information discussed herein is protected from disclosure because it meets the test of confidentiality as set forth in National Parks and Conservation Ass’n v. Morton and subsequent case law.  Such information is of a type for which confidential treatment should be granted under Exemption 4 because the performance targets are:

(1) commercial or financial;

(2) obtained from a “person”; and

(3) confidential.

See Confidential Treatment Request of Pepsico, Inc., SEC FOIA Release No. 156 (May 29, 1990) and Critical Mass, 830 F. 2d at 281.

A. Commercial or Financial Information

The performance targets constitute “commercial” or “financial” information.  In interpreting Exemption 4, the Commission and the federal courts have stated that the terms “commercial” and “financial” should be given their ordinary meaning and broadly encompass information relating to commerce or compiled in pursuit of profit.  See In re Freedom of Information Act Appeal of the Board of Trade of the City of Chicago, SEC FOIA Release No. 119 (Jul. 17, 1989); Public Citizens Health Research Group v. Food and Drug Admin., 704 F. 2d 1280, 1290 (D.C. Cir. 1983); Critical Mass, 830 F. 2d at 281.  The United States Court of Appeals for the District of Columbia has rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations.” See Public Citizens, 704 F. 2d at 1290.  Accordingly, items generally regarded as commercial or financial information include, among other things, business sales statistics, technical designs, customer and supplier lists, information on financial condition, prices and quantities.  See Landfair

v. U.S. Dept. of Army, 645 F. Supp. 325, 327 (D.D.C. 1986).  In the Company’s case, the performance targets meet this standard as such targets are measures of the Company’s financial and operational performance.

B. Obtained from a Person

The performance targets also were obtained from a person.  The term “person” is defined for purposes of the Freedom of Information Act to include individuals, partnerships, corporations and any association that is not an “Agency.”  See 5 U.S.C. § 551(2).  The Company qualifies as a “person” under the Freedom of Information Act because it is a corporation. See Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of the U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

C. Confidential Information

Commercial information is considered “confidential” for purposes of Exemption 4 if disclosure of the information is likely to cause substantial harm to the competitive position of the person from whom the information was obtained.  See Hou, SEC FOIA Release No. 102 (Jan. 23, 1989); Schulman, SEC FOIA Release No. 97 (Nov. 16, 1988); Gulf & Western Indus., Inc. v. U.S., 615 F. 2d 527, 530 (D.C. Cir. 1979); National Parks and Conservation Ass’n v. Kleppe, 547 F. 2d at 677.  The disclosure of the performance targets would be damaging to the Company’s competitive position if the Company’s competitors were to obtain the Company’s budgeted financial information and safety criteria underlying the performance targets.

The Company conducts it business in a highly specialized and competitive sector of the construction industry.  The Company’s construction work is extremely dangerous and its customers place a very high premium on safe operations.  In the competition for new projects in this highly specialized and competitive sector, succeeding in the bid for a project is often determined on the basis of the bidder’s safety record, information that, industry-wide, is generally provided to customers on a confidential basis rather than being publicly disclosed.

The safety components of the Company’s MIP, total case rate and lost time cases, are statistics the Company considers confidential and, accordingly, are not publicly disclosed.  This type of safety performance data is similarly not publicly disclosed by the Company’s competitors so the Company does not have access to such data on its competitors.  Requiring the Company to disclose the safety goals against which it measures its performance in an industry where that type of information is generally not disclosed would give the Company’s competitors a significant advantage in the marketplace.  If the Company were required to disclose its safety performance goals, the Company’s competitors would be armed with valuable information that would enable them to win bids on projects over the Company by arguing to potential customers that they have stronger safety records than the Company.  To compound the harm, the Company will be unable to defend against these arguments because, due to the confidential nature of this type of information, the Company does not have access to safety performance information on its competitors.  In addition, by having access to the Company’s safety performance records and goals, competitors would have the advantage of being able to set strategies to position themselves ahead of the Company, while the Company would not have access to their records to make similar competitive adjustments.

Like its customers, the Company places a high value on safety and, in an effort to drive its employees to achieve the highest safety performance possible, sets very high goals for such performance.  Because these goals are set at what the Company believes is the high end of the industry standard, the Company must stretch to reach the threshold level of these safety performance goals.  Because the nature of the Company’s business involves bidding against its various competitors for a limited number of high revenue projects, generally with revenues in the tens of millions of dollars, the loss of even one such project because the Company was required to give its competitors access to its confidential safety performance metrics would cause the Company substantial competitive harm.  Disclosure of the Company’s confidential safety performance goals is likely to lead to the loss of a significant amount of projects and, correspondingly a significant amount of revenue to the Company, because the nature of this information is such that it can be easily manipulated by the Company’s competitors to their advantage.  If the Company is required to disclose these safety performance goals and its achievement against these goals, any failure to achieve these goals could be held out by a competitor to a potential customer as evidence that the Company does not operate projects safely even if such failures were based on a higher standard than the standards of its competitors.

Similarly, requiring the disclosure of the Company’s confidential financial performance goals is also likely to cause the Company substantial harm in its ability to retain special personnel.  Because the Company conducts it business in a highly specialized and competitive sector of the construction industry, there is a shortage of executive and management talent and the competition for this talent is great.  It is common in the Company’s sector of the construction industry for a significant portion of an executive’s or senior level manager’s compensation to be paid in the form of performance-based incentive compensation.  Requiring the disclosure of the financial performance goals on which the Company bases the incentive compensation paid to its executives, particularly when, based on a review of the reports filed by the Company’s peer group companies, such disclosure has not been disclosed by the Company’s most direct competitors, would put the Company at a significant disadvantage in recruiting and maintaining executive and management talent.  Requiring the Company to disclose this confidential information to its competitors would enable such competitors to structure the incentive compensation pay they offer to the limited number of eligible executive and management personnel in the industry on the basis of more easily attainable performance goals resulting in larger and/or more certain incentive compensation payments than those provided by the Company for comparable positions.  Without access to similar information on its competitors, the Company would be at a great competitive disadvantage in its attempts to attract and retain qualified personnel, which is a key component of the Company’s operational success.  In addition, the Company’s construction projects often span multiple years and the profit margins on many of these projects are narrow so that the loss of key management talent in the midst of a project as a result of the Company’s competitors taking such action is likely to cause the Company substantial competitive harm.

Furthermore, if the Company is required to disclose its financial targets in the registration statement, its competitors would have access to the Company’s operating strategies and goals, which would give them an unfair competitive advantage against the Company.  Such competitors could use this information to tailor their own competitive strategies in a manner to respond to the Company’s goals while the Company would not have comparable access.  The Company believes exposure of this information to its competitors is likely to cause the Company substantial harm.

Therefore, the Company respectfully submits that its non-disclosure of the safety and financial performance target levels is justified by the confidential treatment standard set forth above.

7.                                      We note your footnote disclosure on page 84 that during the past five years you have made payouts under the MIP 60% of the time. Please clarify what you mean by this statement. For example, does this mean that all eligible officers received payouts in three out of five years? Does it mean that 60% of the eligible officers received payouts each year?

Response:             The Company has revised the discussion on page 84 of Amendment No. 2 to the registration statement to clarify that all eligible executive officers have received payouts under the Management Incentive Plan (“MIP”) in three of the past five years.

8.                                      We note your response to comment 16 in our letter dated February 22, 2008. Please add an illustration to demonstrate the operation of the formula used to determine the size of a payout under the MIP.

Response:             The Company has revised the discussion of the MIP on page 85 of Amendment No. 2 to the registration statement to add an illustration demonstrating the operation of the formula used to determine the size of a payout under the MIP.

Executive Compensation, page 90

Summary Compensation Table, page 90

9.                                      Please explain why in footnote 4 the dollar value of the cash awards earned under the MIP is an estimated value rather than the value actually earned.

Response:             The Company has revised footnote 4 to the Summary Compensation Table on page 90 of Amendment No. 2 to the registration statement to clarify that the dollar value of the cash awards earned under the MIP, as reported in the table, is the value actually earned.

Certain Relationships and Related Party Transactions, page 95

10.                               We note your response to comment 21 in our letter dated February 22, 2008. We further note your disclosure in footnote 11 on page F-29 that you lent certain members of your management team an aggregate of approximately $144,000 during the fiscal year ended December 31, 2006 to purchase shares of your common stock. Please discuss these loans in your related party transactions disclosure. For your reference, please see Item 404(a) of Regulation S-K and Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions occurring on or after January 1, 2005.

Response:             The Company has added information regarding the loans to management on page 95 of Amendment No. 2 to the registration statement, including discussion of the loan previously outstanding to Mr. Engen, who is an executive officer of the Company. Since none of the other loans were made to executive officers, the Company has not disclosed separately loans made to such other individuals but has aggregated the loans made. The Company further acknowledges the requirements of Item 404 of Regulation S-K applicable to the registration statement.

Notes to Consolidated Financial Statements, page F-8

Note 2. Basis of Presentation and Acquisition of Common Stock by ArcLight, page F-8

11.                               We reviewed your response to comment 29 in our letter dated February 22, 2008; however it is still not clear to us why it is appropriate to include the $4.4 million pro-rata share of net earnings in the purchase price based on the guidance in SFAS 141. Please further explain the basis for your accounting.

Response:             The Company is providing the following supplemental information to clarify our earlier response to the Staff’s comment as regards to including the $4.4 million pro-rata share of net earnings in the purchase price. SFAS 141, paragraph B4 discusses step acquisitions and states:

“The Board intends to consider issues related to the accounting for the formation of joint ventures and other new entities, push-down accounting (including spin-offs), and common control transactions in another project. In still another project the Board intends to consider issues related to the provisions of Opinion 16 and Statement 38 that are carried forward in this Statement without reconsideration and other issues related to the application of the purchase method, such as the accounting for step acquisitions. 31.”

             Moreover, footnote 31 states:

“For example, AICPA Accounting Interpretation 2, “Goodwill in a Step Acquisition,” of Opinion 17, stated that when an entity acquires another entity or an investment accounted for by the equity method through a series of purchases (commonly referred to as a step acquisition), the entity should identify the cost of each investment, the fair value of the underlying assets acquired, and the goodwill for each step acquisition.”

                As this is a step acquisition, prior to applying push down accounting in accordance with SEC Staff Topic 5-J, the Company must distinguish between the initial interest acquired in March, 2006 and the newly acquired interest in November, 2006.  The initial component cost would reflect the investor basis from March 10, 2006 through November 30, 2006.  The newly acquired component cost would reflect the fair value paid for the remaining interest in November 2006. EITF 88-16 makes the following statement which gives a description of a shareholder’s basis in a business when it defines “Predecessor Basis”:

“A shareholder’s basis in an interest in a business enterprise, that is, original cost of the investment in the business enterprise plus that shareholder’s proportionate share of earnings or losses less dividends and any other distributions received by that shareholder from the business enterprise since the date of acquisition. A difference between a shareholder’s cost of an investment and the amount of underlying equity in net assets of the business enterprise should be accounted for as if the business enterprise were a consolidated subsidiary for purposes of determining predecessor basis….”

                As of the date that a new basis of accounting is established, the investor’s basis at that date was pushed down to the Company’s financial statements. In this case, the $4.4 million adjustment reflects the change in the investor basis from March 10, 2006 to November 30, 2006.  This adjustment considered the investor’s proportionate share of reported historical net earnings during this period, appropriately adjusted for amortization or depreciation of the investor’s initial basis differences on their 60% interest as if the Company were a consolidated subsidiary (there were no dividends or other distributions to the investor during this period).  For this initial component, the investor basis (similar to predecessor basis) prior to acquisition of the remaining interest on November 30, 2006, was the initial investment of $69.8 million on March 10, 2006 (including transaction costs) plus the $4.4 million change in investor interest (as if the Company were a consolidated subsidiary) since March 10, 2006 for a total cost of investment at November 30, 2006 of $74.2 million.

                The newly acquired components investor basis on November 30, 2006 was the cost paid for the remaining interest of $57.7 million (including transaction costs).

                In applying push down accounting as of November 30, 2006, the assets and liabilities of the Company were stepped up to the initial investor basis (adjusted for changes in their interest since the date of acquisition) of $74.2 million and the basis in the newly acquired interest of $57.7 million in accordance with paragraph 37 of SFAS 141.  As previously mentioned in our response, as the management equity interests are liability classified, they are not considered part of the push down accounting basis, and thus the basis pushed down was ArcLight’s interest of $131.9 million.

Note 3. Summary of Significant Accounting Policies — Insurance, page F-18

12.                               Please disclose the impact of your self insurance on your results of operations during each period presented.

Response:             In response to the Staff’s comment, the Company has added additional disclosure of such matters on page F-18 of Amendment No. 2 to the registration statement.

Signatures, page II-6

13.                               We note that Mr. Martinez is signing the registration statement as your principal accounting officer. Please clarify which of your officers is signing as your principal executive officer and your principal financial officer.

Response:             The Company has revised the signature page of Amendment No. 2 of the registration statement to indicate that Mr. Koertner is signing as principal executive officer and Mr. Martinez is signing as principal financial officer as well as principal accounting officer.

Exhibit Index, page II-8

14.                               Please tell us what consideration you have given to filing as an exhibit to the registration statement the Purchase/Placement Agreement you entered into with Friedman, Billings, Ramsey & Co., Inc. in connection with the 2007 Private Placement.

Response:             The Company entered into the Purchase/Placement Agreement with Friedman, Billings, Ramsey & Co. in connection with the 2007 Private Placement, which was completed in December 2007.  Subsequent to the consummation of the 2007 Private Placement, the Purchase/Placement Agreement does not contain any material ongoing obligations for the Company, other than the “lock-up” restrictions with respect to certain transactions in the Company’s securities, which are described in the prospectus, nor does the Purchase/Placement Agreement contain any ongoing obligations for Friedman, Billings, Ramsey & Co. or the selling stockholders with respect to the resale of the shares of common stock registered under the registration statement or otherwise  (other than the “lock-up” restrictions described above and in the prospectus).  Therefore, the Company does not believe that the Purchase/Placement Agreement is required to be filed as an exhibit to the registration statement.

*          *          *

Please feel free to contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann
Laura Amy Kaufmann

cc:           Dieter King

                Patricia Armelin

                Anne McConnell

                William Koertner

                Gerald Engen

                Marco Martinez

                Stacy Kanter